

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2019

David Soto
President
Celexus, Inc
8275 S. Eastern Ave. Suite 200
Las Vegas, Nevada 89123

   Re: Celexus, Inc
     Amended Registration Statement on Form 10-12G
     Filed July 30, 2019
     Current Report on Form 8-K
     Filed April 2, 2019
     File No. 000-52069

Dear Mr. Soto:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Telecommunications

cc: Elaine Dowling